SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549


                           SCHEDULE 13G


      INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
             UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. __)*







                      PENNWOOD BANCORP, INC.

                        (Name of Issuer)




               Common Stock, Par Value $.01 Per Share

                   (Title of Class of Securities)




                             708904 10 7

                            (CUSIP Number)




                            Page 1 of 5 Pages

CUSIP NO. 708904 10 7                                      Page 2 of 5 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Pennwood Bancorp, Inc. Employee Stock Ownership Plan

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [  ]
                                                           (b) [  ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Pennsylvania

5.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE VOTING POWER

     48,810

6.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED VOTING POWER

     0

7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE DISPOSITIVE POWER

     48,810

8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED DISPOSITIVE POWER

     0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     48,810

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.0%

12.  TYPE OF REPORTING PERSON

     EP

CUSIP NO. 708904 10 7                                      Page 3 of 5 Pages

ITEM 1(A) NAME OF ISSUER:

          Pennwood Bancorp, Inc.

ITEM 1(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          683 Lincoln Avenue
          Pittsburgh, Pennsylvania  15202

ITEM 2(A) NAME OF PERSON FILING:

          Pennwood Bancorp, Inc. Employee Stock Ownership Plan.

ITEM 2(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          Pennwood Bancorp, Inc.
          683 Lincoln Avenue
          Pittsburgh, Pennsylvania  15202

ITEM 2(C) CITIZENSHIP:

          Pennsylvania

ITEM 2(D) TITLE OF CLASS OF SECURITIES:

          Common Stock, par value $.01 per share

ITEM 2(E) CUSIP NUMBER:

          708904 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

ITEM 4.   OWNERSHIP.

          (a)  Amount beneficially owned:

          48,810

          (b)  Percent of class:  8.0%

CUSIP NO. 708904 10 7                                      Page 4 of 5 Pages

          (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or to direct the vote               48,810
          (ii) Shared power to vote or to direct the vote                  0
          (iii)Sole power to dispose or to direct the
               disposition of                                         48,810
          (iv) Shared power to dispose or to direct the
               disposition of                                              0

          The Pennwood Bancorp, Inc. Employee Stock Ownership Plan Trust ("Trust") was established pursuant to the Pennwood Bancorp, Inc. Employee Stock Ownership Plan ("ESOP"). Under the terms of the ESOP, the Trustees must vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares held in the ESOP will be voted by the ESOP Trustees in the same proportion for and against proposals to stockholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts. Any allocated shares which either abstain on the proposal or are not voted will be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries. As of December 31, 1996, no shares had been allocated to participants'accounts and 48,810 shares were unallocated. Under the terms of the ESOP, until shares held in the Trust are allocated to the accounts of participating employees unallocated shares held in the ESOP will be voted by the Trustees in accordance with their fiduciary duties as Trustees.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable since the reporting entity owns more than 5% of the class.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Participants in the ESOP are entitled to receive dividends on, and the proceeds from, the sale of the shares allocated to their accounts. The ESOP does not own more than 5% on behalf of another person.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable since the reporting entity is not a member of a group.

CUSIP NO. 708904 10 7                                     Page 5 of 5 Pages

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable since the reporting entity is not a member of a group.

ITEM 10.  CERTIFICATION.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.




                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           PENNWOOD BANCORP, INC.
                           EMPLOYEE STOCK OWNERSHIP PLAN TRUST



February 11, 1997          By: /S/ CHARLES R. FRANK
                               ---------------------
                               Charles R. Frank, Trustee



February 11, 1997          By: /S/ PAUL S. PIEFFER
                               -------------------
                               Paul S. Pieffer, Trustee



February 11, 1997          By: /S/ JOHN B. MALLON
                               ------------------
                               John B. Mallon, Trustee